UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Wizard World, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

97751C100

(CUSIP Number)

Steven Morse, Esq.

Morse & Morse, PLLC

1400 Old Country Rd., Suite 302

(516) 487-1446

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John M. Macaluso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Percentage of class based on 51,368,386 shares of common stock issued and outstanding as of November 18, 2016.

Explanatory Note

This Amendment No. 2 to the Schedule 13D is being filed today with the Securities & Exchange Commission, which amends Amendment No. 1 and was filed with the Securities & Exchange Commission on February 17, 2015.  Except for Item 5, Items 1-4, Item 6, Item 7 have been omitted as there have been no changes from the prior filing.

Item 5. Interest in Securities of the Issuer.

(a)(b)

As of December 16, 2016, the Reporting Person was the beneficial owner of the following securities:

Amount Beneficially Owned	110,000

Percent of Class	.2%	(1)

Sole Voting Power	110,000

Sole Dispositive Power	110,000

(1)	Percentage of class based on 51,368,386 shares of common stock issued and outstanding as of November 18, 2016.

(c) On December 16, 2016, the Reporting Person sold 8,490,213 shares of the Issuer’s common stock at a purchase price of $.1347 per share.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) As the Reporting Person is no longer a 5% or greater stockholder, it is anticipated this will be the last amendment filed by the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2016

/s/ John M. Macaluso
John M. Macaluso
Chief Executive Officer